Exhibit 99.1

David Mucciacciaro appointed SVP & CCO of Ballard Power Systems

VANCOUVER, BC, May 24, 2022 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced the appointment of Mr. David Mucciacciaro as Senior Vice President and Chief Commercial Officer (CCO), effective May 23rd, 2022. Mr. Mucciacciaro will succeed Mr. Rob Campbell, who is retiring after serving as Ballard's CCO since 2017. Mr. Campbell will continue to support the CCO transition process through July 2022.

Randy MacEwen, Ballard's President & CEO, commented, "I am excited to welcome David to the Ballard team. David brings over 25 years of global commercial leadership experience from the automotive industry. His complementary experience and skill set will be highly valuable to Ballard as we transition into commercial scale deployment in coming years."

"I am thrilled to join Ballard, especially at a time where we are seeing increased global momentum in the hydrogen fuel cell industry. I share the company's passion for zero-emission mobility and making an impact on the decarbonization of our planet," said Mr. Mucciacciaro. "I look forward to working with the Ballard team to accelerate its growth trajectory and increase value to shareholders."

Mr. Mucciacciaro has extensive executive-level experience with a track record of success in global sales leadership roles with Tier 1 automotive suppliers, including Magna, ZF Friedrichshafen, Faurecia, Lear Corporation and TRW Automotive. He was most recently Vice President, Global Sales, M&A and Marketing of Magna Electronics and on the board of directors for Magna Rohinni Automotive. Mr. Mucciacciaro began his career as a Mechanical Engineer and transitioned to sales where he has held various leadership roles. Mr. Mucciacciaro holds a Bachelor of Science in Mechanical Engineering from Virginia Polytechnic Institute and State University.

Mr. MacEwen added, "It has been a privilege and a pleasure to work with Rob at Ballard over the past five years, and on behalf of the entire company, I would like to thank him for his contributions to the organization. Rob brought sophistication and commercial acumen to the role and provided significant value to the company during a dynamic period. We wish him well in retirement."

Mr. Campbell stated, "I retire with confidence in the company's future and David's ability to support Ballard's transition into commercial scale. I am lucky to have worked alongside such a passionate and professional team. I have the utmost confidence in Ballard's leadership and look forward to setting David up for success over the coming months."

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Ballard Power Systems: Kate Charlton - VP Corporate Finance & Investor Relations +1.604.453.3939 or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 24-MAY-22